Exhibit 21.1

Fred's, Inc.

SUBSIDIARIES OF REGISTRANT

Fred’s, Inc. has the following subsidiaries, all of which are 100% owned:

Name	State of Incorporation
Fred’s Stores of Tennessee, Inc.	Delaware
National Equipment Management and Leasing, Inc.	Tennessee
Dublin Aviation, Inc.	Tennessee
Reeves-Sain Drug Store, Inc.	Tennessee
AFAE, LLC	Delaware